Company Contact:	Investor Relations Contact:
Email: investors@geruigroup.com	CCG Investor Relations
Website: www.geruigroup.com	David Rudnick
Phone: 1-646-626-4172
Email: david.rudnick@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Advanced Materials Group Limited Provides Supplemental Information on its Fiscal Year End 2011 Cash Balances

ZHENGZHOU, China – May 9, 2012 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high precision, cold-rolled strip steel producer in China, today provided supplemental information regarding the Company’s cash balances as of its 2011 fiscal year end.

In response to a request from The NASDAQ Stock Market (“NASDAQ”), the Company had its cash balances independently verified as of December 31, 2011 by its independent registered public accounting firm (the “Audit Firm”) and reported its findings directly to NASDAQ. From February 8, 2012 to February 21, 2012, the Audit Firm independently verified, in connection with its 2011 fiscal year audit, the Company’s cash balances held in financial institutions in China where the Company maintains its bank accounts (the “Accounts”). “Independently verified” means that the Audit Firm visited each of the financial institutions and physically observed bank employees printing or otherwise preparing or completing documentation which substantiated the cash balances of the Accounts. It does not mean that the Audit Firm relied solely on documentation completed and returned by bank personnel by mail or facsimile.

Based on the Audit Firm’s independent verification, the verified cash balances of the Accounts in aggregate represent substantially all the cash and restricted cash amounts as stated in the Company’s financial statements for the fiscal year ended December 31, 2011 as reported in the Company’s annual report on Form 20-F filed with the SEC on May 7, 2012. The Audit Firm also confirmed that 96.8% of the Company’s cash balances were held by Chinese banks, where 100% of such confirmation was independently verified, and 3.2% of the cash balances were held outside of China.

The Company was informed that NASDAQ has reviewed the cash balance submitted and has no further comments.

“The recent independent verification of our cash balances demonstrates added transparency into our Company and one that can instill confidence in the investment community,” said Mr. Mingwang Lu, Chairman and Chief Executive Officer. “Investors may have assurance in our solid balance sheet as it enables us to capitalize upon the substantial growth opportunities in our sector and generate strong returns on capital.”

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Form 20-F for the year ended December 31, 2011 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

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